SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                Bovie Medical Corp. (f/k/a An-Con Genetics, Inc.)
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   032347 20 5
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                                 (CUSIP Number)

                           Joseph Gagliardi, President
                     JG Solutions LLC, as Plan Administrator
                     c/o Medical Wind Down Holdings I, Inc.
                          (f/k/a Maxxim Medical, Inc.)
                               477 Commerce Blvd.
                                Oldsmar, FL 34677
                                 (813) 814-4800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                         Cornelius T. Finnegan III, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  May 21, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                 SCHEDULE 13D/A

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CUSIP No.   032347 20 5                             Page 2 of 5 Pages
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   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Medical Wind Down Holdings I, Inc. (f/k/a Maxxim Medical, Inc.) ID Number 76-0291634
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [ ]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        N/A
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   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
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                 7    SOLE VOTING POWER

                      0
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  NUMBER OF      8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY         0
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                          [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
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  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
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


     This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D originally filed on September 8, 1998 (the "Original Schedule 13D") on behalf of Medical Wind Down Holdings I, Inc. (f/k/a Maxxim Medical, Inc.), a Texas corporation (the "Reporting Person"). This Amendment No. 1 to the Original Schedule 13D is being filed to report the disposition of beneficial ownership of 3,000,000 shares of the common stock, $0.001 par value per share (the "Common Stock"), of Bovie Medical Corp. (f/k/a An-Con Genetics, Inc.), a Delaware corporation (the "Issuer") by the Reporting Person.

     As of May 21, 2004, the Reporting Person ceased to be the beneficial owner, either directly or indirectly, of any shares of Common Stock of the Issuer and shall cease to be a Reporting Person pursuant to the Original Schedule 13D as of the effective date of this Amendment No. 1.

     Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph to the end of such item:

     On February 11, 2003, the Reporting Person and a number of its affiliates (collectively, "MMI") each filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code with the Bankruptcy Court in the District of Delaware (the "Bankruptcy Court"). In connection with the chapter 11 cases, a dispute arose regarding whether MMI or ACMI Corporation ("ACMI") owned the 3,000,000 shares of Common Stock of the Issuer (the "Bovie Shares"). On May 17, 2004, the Bankruptcy Court signed an order approving the First Amended Chapter 11 Plan for Medical Wind Down Holdings I, Inc., et al. (f/k/a Maxxim Medical Group, Inc., et al.) as Modified (as confirmed, the "Plan"). On May 21, 2004, the Plan was declared effective. Pursuant to the Plan, ACMI is deemed to be the owner of the Bovie Shares. The Plan contains provisions requiring that certain proceeds of sales of Bovie Shares by ACMI be paid to, and that certain Bovie Shares that are not sold be delivered to, the Plan Administrator (as described below) or persons who were creditors of MMI in the chapter 11 cases (or their representatives).

     JG Solutions LLC is the Plan Administrator pursuant to the Plan Administration Agreement, dated as of May 21, 2004, by and among Medical Wind Down Holdings II, Inc. (f/k/a Maxxim Medical Group, Inc.) and its affiliated debtors and debtors in possession in the chapter 11 cases, and any successors thereto, including, but not limited to, the Post Effective Date Debtors as defined in the Plan and any successor corporation(s), by reorganization or otherwise, and JG Solutions LLC, a Florida limited liability company as the Plan Administrator.

     As a result of the confirmation of the Plan and the transfer of the Bovie Shares to ACMI, the Reporting Person ceased to be the beneficial owner, either directly or indirectly, of five percent or more of the shares of Common Stock of the Issuer and, as a result thereof, the reporting obligations of the Reporting Person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with respect to the shares of Common Stock of the Issuer, will be terminated.


Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b), (c) and (e) of the Original Schedule 13D are hereby amended and supplemented as follows:

Item 5 (a), (b)

     As a result of the confirmation of the Plan and the transfer of the Bovie Shares to ACMI as described in Item 4, the Reporting Person ceased to be the beneficial owner, either directly or indirectly, of five percent or more of the shares of Common Stock of the Issuer.

Item 5 (c)

     Except as described in this Amendment No. 1, the Reporting Person has not entered into any transactions with respect to the Bovie Shares during the 60-day period immediately preceding the date of this Amendment No. 1.

Item 5(e)

     As a result of the confirmation of the Plan and the transfer of the Bovie Shares to ACMI as described in Item 4, the Reporting Person ceased to be the beneficial owner, either directly or indirectly, of five percent or more of the shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Plan, ACMI is deemed to be the owner of the Bovie Shares. The Plan contains provisions requiring that certain proceeds of sales of Bovie Shares by ACMI be paid to, and that certain Bovie Shares that are not sold be delivered to, the Plan Administrator or persons who were creditors of MMI in the chapter 11 cases (or their representatives).

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2004              Medical Wind Down Holdings I, Inc.
                                  (f/k/a Maxxim Medical, Inc.)

                                  By: JG Solutions LLC,
                                      as the Plan Administrator

                                  By: /s/ Joseph Gagliardi
                                      -------------------------------
                                      Joseph Gagliardi,
                                      President of JG Solutions LLC